SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               GROWTH STOCK SERIES 20

     B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

     C.   Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas
               New York, New York 10019

     D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention: Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, New Jersey  07087

               Copy to:

               ORRICK, HERRINGTON & SUTCLIFFE LLP
               Attention: Donald J. Robinson, Esq.
               666 Fifth Avenue
               New York, New York 10103

     E.   Total and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum offering price to the public of the securities being registered:

               Indefinite

     G. Amount of filing fee, computed at one-thirty-third of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required Pursuant to Rule 24f-2

     H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
               THE REGISTRATION STATEMENT

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






                    THE PAINEWEBBER EQUITY TRUST
                       GROWTH STOCK SERIES 20

                        Cross Reference Sheet

               Pursuant to Rule 404(c) of Regulation C
                  under the Securities Act of 1933

            (Form N-8B-2 Items required by Instruction 1
                    as to Prospectus on Form S-6)
Form N-8B-2                                   Form S-6
Item Number                                   Heading in Prospectus
I.  Organization and General Information
 1. (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

 2. Name and address of Depositor      ) Back Cover

 3. Name and address of Trustee        ) Back Cover

 4. Name and address of principal      ) Back Cover
      Underwriter                      )

 5. Organization of Trust              ) The Trust

 6. Execution and termination of       ) The Trust
      Trust Agreement                  ) Termination of the
                                       )   Trust

 7. Changes of name                    )  *

 8. Fiscal Year                        )  *

 9. Litigation                         )  *

               II.  General Description of the Trust
                      and Securities of the Trust

10. General Information regarding      )The Trust
    Trust's Securities and Rights of   ) Rights of Unitholders
    Holders

---------
* Not applicable, answer negative or not required.






(a) Type of Securities                 ) The Trust
 (Registered or Bearer)                )

(b) Type of Securities                 ) The Trust
 (Cumulative or Distributive)          )

(c) Rights of Holders as to            ) Rights of Unitholders
 Withdrawal or Redemption              ) Redemption
                                       ) Public Offering of
                                       ) Units-Secondary
                                       ) Market for Units
                                       ) Exchange Option

(d) Rights of Holders as to            ) Public Offering of
 conversion, transfer, etc.            ) Units-Administration
                                       ) of the Trust

(e) Rights of Trust issues periodic    )  *
 payment plan certificates             )

(f) Voting rights as to Securities,    ) Rights of Unitholders
    under the Indenture                ) Amendment of the Trust
                                       ) Termination of the
                                       ) Trust

(g) Notice to Holders as to            )
    change in                          )
(1) Assets of Trust                    ) Amendment of the Indenture
(2) Terms and Conditions               ) Supervision of Trust
    of Trust's Securities              ) Investments
(3) Provisions of Trust                ) Amendment of the Indenture
(4) Identity of Depositor              ) Administration of the Trust
    and Trustee                        )

(h) Consent of Security Holders        )
    required to change                 )

(1) Composition of assets              ) Amendment of the Indenture
    of Trust
(2) Terms and conditions               ) Amendment of the Indenture
    of Trust's Securities              )
(3) Provisions of Indenture            )
(4) Identity of Depositor and          )  Amendment of the Indenture
    Trustee                            )

11. Type of securities comprising      ) The Trust Rights of Unit-
    security holder's interest         ) holders Administration of
                                       ) the Trust-Portfolio
                                       ) Supervision-Reinvestment
----------
* Not applicable, answer negative or not required.






12. Information concerning periodic    )  *
    payment certificates               )

13. (a) Load, fees, expenses, etc.     ) Public Offering Price of
                                       ) Units, Administration of
                                       ) the Trust, Expenses of the
                                       ) Trust

    (b) Certain information regarding  )  *
        periodic payment certificates  )

    (c) Certain percentages            ) Public offering of Units

    (d) Certain other fees, etc.       )
        payable by holders             ) Rights of Unitholders

    (e) Certain profits receivable by  ) Public Offering of Units-
        depositor, principal under-    ) Public Offering Price;
        writers, trustee or            ) -Sponsor's Profit-Secondary
        affiliated persons             ) Market for Units

    (f) Ratio of annual charges to     )  *
        income                         )

14. Issuance of trust's securities     ) The Trust
                                       ) Public Offering of Units

15. Receipt and handling of payments   ) Public Offering of Units
    from purchasers                    )

16. Acquisition and disposition of     ) The Trust, Administration
    Underlying Securities              ) of the Trust, Amendment of
                                       ) the Indenture, Termination
                                       ) of the Trust

17. Withdrawal or redemption           ) Public Offering of Units
                                       ) Administration of the Trust

18. (a) Receipt and disposition of     ) Distributions, The Trust,
        income                         ) Distributions, Administra-
                                       ) tion of the Trust

    (b) Reinvestment of distributions  )  *

    (c) Reserves or special fund       ) Distributions, Redemption,
                                       ) Expenses of the Trust,
                                       ) Termination of the Trust,
                                       ) Amendment of the Indenture
----------
* Not applicable, answer negative or not required.






    (d) Schedule of distribution       )  *

19. Records, accounts and report       ) Distributions, Adminstra-
                                       ) tion of the Trust

20. Certain miscellaneous provisions   ) Trustee, Sponsor Termina-
    of trust agreement                 ) tion of the Trust, Amend-
                                       ) ment of the Indenture

21. Loans to security holders          )  *

22. Limitations on liability           ) Sponsor, Trustee, Redemp-
                                       ) tion

23. Bonding arrangements               ) Included in Form N-8B-2

24. Other material provisions of       )  *
    trust agreement                    )

                   III.  Organization Personnel and
                  Affiliated Persons of Depositor

25. Organization of Depositor          ) Sponsor

26. Fees received by Depositor         ) Public Offering Price of
                                       ) Units, Expenses of the
                                       ) Trust

27. Business of Depositor              ) Sponsor

28. Certain information as to          ) Sponsor
    officials and affiliated           )
    persons of Depositor               )

29. Voting securities of Depositor     )  *

30. Persons controlling Depositor      ) Sponsor

31. Payments by Depositor for certain  )  *
    other services trust               )

32. Payments by Depositor for          )  *
    certain other services             )
    rendered to trust                  )

33. Remuneration of employees of       )  *
    Depositor for certain services     )
    rendered to trust                  )

----------
* Not applicable, answer negative or not required.






34. Remuneration of other persons      )  *
    for certain services rendered      )
    to trust                           )

           IV. Distribution and Redemption of Securities

35. Distribution of trust's            ) Public Offering of Units
    securities by states               )

36. Suspension of sales of trust's     )  *
    securities                         )

37. Revocation of authority to         )  *
    distribute                         )

38. (a) Method of distribution         ) Public Offering of Units
    (b) Underwriting agreements        ) The Trust, Administration
    (c) Selling agreements             ) of The Trust

39. (a) Organization of principal      ) Sponsor
        Underwriter                    )
    (b) N.A.S.D. membership of         ) Sponsor
        principal underwriter          )

40. Certain fees received by           ) Public Offering of Units,
    principal underwriter              ) Expenses of the Trust

41. (a) Business of principal          ) Sponsor
        underwriter                    )

    (b) Branch officers of principal   )
        underwriter                    )

    (c) Salesman of principal          )  *
        underwriter                    )

42. Ownership of trust's securities    )  *
    by certain persons                 )

43. Certain brokerage commissions      )  *
    received by principal underwriter  )

44. (a) Method of valuation            ) Public Offering of Units
                                       ) Valuation
    (b) Schedule as to offering price  )  *

    (c) Variation in offering          ) Public Offering of Units
        Price to certain persons       ) Administration of the Trust

----------
* Not applicable, answer negative or not required.






45. Suspension of redemption rights    )  *

46. (a) Redemption valuation           ) Public Offering of Units
                                       ) -Public Offering Price
                                       ) -Secondary Market for Units
                                       ) Valuation; Redemption

    (b) Schedule as to redemption      )  *
    price                              )

        V. Information concerning the Trustee or Custodian

47. Maintenance of position in         ) Redemption, Public Offering
    underlying securities              ) of Units-Public Offering
                                       ) Price

48. Organization and regulation of     ) Trustee
    Trustee                            )

49. Fees and expenses of Trustee       ) Expenses of the Trust

50. Trustee's lien                     ) Expenses of the Trust

   VI. Information concerning Insurance of Holders of Securities

51. (a) Name and address of Insurance  )  *
        Company                        )
    (b) Type of policies               )  *
    (c) Type of risks insured and      )  *
        excluded                       )
    (d) Coverage of policies           )  *
    (e) Beneficiaries of policies      )  *
    (f) Terms and manner of            )  *
        cancellation                   )
    (g) Method of determining premiums )  *
    (h) Amount of aggregate premiums   )  *
        paid                           )
    (i) Who receives any part of       )  *
        premiums                       )
    (j) Other material provisions of   )  *
        the Trust relating to          )
        insurance

----------
* Not applicable, answer negative or not required.






                     VII. Policy of Registrant

52. (a) Method of selecting and        ) The Trust, Administration
        eliminating securities from    ) of the Trust
        the Trust                      )
    (b) Elimination of securities      )  *
        from the Trust                 )
    (c) Policy of Trust regarding      ) The Trust, Administration
        substitution and elimination   ) of the Trust
        of securities                  )
    (d) Description of any funda-      ) The Trust, Administration
        mental policy of the Trust     ) of the Trust-Portfolio
                                       ) Supervision

53. (a) Taxable status of the Trust    ) Federal Income Taxes
    (b) Qualification of the Trust as  )
        a regulated investment company )

             VIII.  Financial and Statistical Information

54. Information regarding the Trust's  )  *
    past ten fiscal years              )

55. Certain information regarding      )  *
    periodic payment plan certificates )

56. Certain information regarding      )  *
    periodic payment plan certificates )

57. Certain information regarding      )  *
    periodic payment plan certificates )

58. Certain information regarding      )  *
    periodic payment plan certificates )

59.  Financial statements              ) Statement of Financial
    (Instruction 1(c) to Form S-6)     ) Condition

----------
* Not applicable, answer negative or not required.






                     UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.






                Subject to Completion Dated November 8, 1996

                          PAINEWEBBER EQUITY TRUST

                           GROWTH STOCK SERIES 20


-------------------------------------------------------------------------------
                                                      A "UNIT INVESTMENT TRUST"
-------------------------------------------------------------------------------

        The attached final prospectus for The PaineWebber Equity Trust, Growth Stock Series 18 is hereby used as a preliminary prospectus for The PaineWebber Equity Trust, Growth Stock, Series 20. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

        Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

        The prospectus dated September 13, 1995 contained in File No. 33-59119 is hereby incorporated by reference.







                 CONTENTS OF REGISTRATION STATEMENT

           This registration statement comprises the following documents:

               The facing sheet.
               The Prospectus.
               The Undertaking to file reports.
               The signatures.

          The following exhibits:

          +    1. Copy of Trust Indenture and Agreement
                  between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees, incorporating by reference Standard Terms and Conditions of Trust dated as of July 10, 1990.

               2. Standard Terms and Conditions of Trust dated
                  as of July 10, 1990 between PaineWebber
                  Incorporated, Depositor and Investors Bank &
                  Trust Company and The First National Bank of
                  Chicago, as Co-Trustees, (incorporated by reference to Exhibit 2 in File No. 33-30404).

               3. Certificate of Incorporation of PaineWebber
                  Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

               4. By-Laws of PaineWebber Incorporated, as
                  amended (incorporated by reference to
                  Exhibit A(6)(a) in File No. 811-3722).

          +    5. Opinion of Counsel as to legality of
                  securities being registered.

          +    6. Opinion of Counsel as to income tax status
                  of securities being registered.

          +    7. Consent of Ernst & Young LLP, Independent
                  Auditors.

 ----------
+ To be filed by amendment.









                        FINANCIAL STATEMENTS

1.  Statement of Condition of the Trust as shown in the current
Prospectus for this series.

2.  Financial Statements of the Depositor.

PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and Form 10-Q. (File No. 1-7367).









          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 8th day of November, 1996.

                                   THE PAINEWEBBER EQUITY TRUST,
                                     GROWTH STOCK, SERIES 20
                                                  (Registrant)
                                   By: PaineWebber Incorporated
                                                (Depositor)

                                                Robert E. Holley
                                             Senior Vice President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 8th day of November, 1996.

PAINEWEBBER INCORPORATED
        Name                          Office

Donald B. Marron                   Chairman, Chief Executive
By                                 Officer, Director & Member of
                                   the Executive Committee

    Robert E. Holley
    Attorney-in-Fact*

Regina Dolan                       Senior Vice President, Chief
By                                 Financial Officer & Director

    Robert E. Holley
    Attorney-in-fact*

    Joseph J. Grano, Jr.           President, Retail Sales & Marketing,
By                                 Director & Member of the Executive Committee

    Robert E. Holley
    Attorney-in-fact*

 ----------
 * Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement No. 33-19786.